Exhibit 99.2

First Quarter 2025 Results May 6, 2025 REAL ESTATE SERVICES | ENGINEERING | INVESTMENT MANAGEMENT

2 Colliers (US $ millions, except per share amounts) Highlights • Strong growth led by Engineering segment • Full year outlook remains unchanged • AUM exceeds $100 billion for the first time in Company’s history • Robust acquisition activity • Ethos Urban (March 2025) – urban planning firm in Australia • Terra Consulting (May 2025) – telecommunications engineering firm in the US • Triovest (expected to close in Q2) – commercial real estate services provider in Canada USD LC (1) Revenue 1,141.2 1,002.0 14% 16% Adjusted EBITDA 116.0 108.7 7% 7% Adjusted EBITDA Margin 10.2% 10.8% Adjusted EPS 0.87 0.77 13% GAAP Operating Earnings 31.6 43.3 -27% GAAP Operating Earnings Margin 2.8% 4.3% GAAP diluted EPS (0.08) 0.26 NM Three months ended March 31 2025 2024 %Change (1) Local currency

21% 48% 31% 72% Recurring TTM Q1 2025 AEBITDA by Segment 31% 59% 10% TTM Q1 2025 Revenue by Segment 63% Recurring 3 Colliers Real Estate Services Engineering Investment Management Global diversification with 70%+ recurring earnings A Different Kind of Company Please refer to Appendix

4 Colliers First Quarter 2025 Consolidated Revenues                             4  4  Engineering Investment Management Real Estate Services Local currency internal growth: 4% % Change over Q1 2024 USD LC Investment Management 3% 3% Engineering 59% 61% Real Estate Services -1% 1% Total 14% 16%

                              4  4  5 Colliers First Quarter 2025 Real Estate Services • Growth led by Capital Markets with all asset classes and geographies up • Leasing declined modestly against a strong prior year comparative • Higher Valuation and Property Management activity • AEBITDA impacted by continued elevated investments in recruiting as well as revenue mix               4  4      QHWPDUJLQ     QHWPDUJLQ USD LC Revenue Growth -1% 1% Net Service Revenue Growth -1% 1% AEBITDA Growth -12% -12% Revenues AEBITDA Outsourcing Leasing Capital Markets Subconsultant and other direct costs GAAP Operating Earnings: Q1 2025 $15.7M at 2.5% margin; Q1 2024 $16.8M at 2.6% margin

6 Colliers First Quarter 2025 Engineering • Favourable impact of recent acquisitions and strong internal growth • Continued infrastructure, urbanization, and energy transition tailwinds                   4  4  GAAP Operating Earnings: Q1 2025 ($5.1M) at (1.4%) margin; Q1 2024 $3.3M at 1.4% margin               4  4      QHWPDUJLQ     QHWPDUJLQ USD LC Revenue Growth 59% 61% Net Service Revenue Growth 60% 63% AEBITDA Growth 84% 86% Revenues AEBITDA Engineering Subconsultant and other direct costs

7 Colliers First Quarter 2025 Investment Management • Revenues flat, as expected, with fundraising on track • AEBITDA margin benefitted from lower incentive compensation partly offset by higher headcount • AUM exceeded $100 billion for the first time in Company history closing Q1 at $100.3 billion, up from $98.9 billion as of December 31, 2024                   4  4  GAAP Operating Earnings: Q1 2025 $32.9M at 26.0% margin; Q1 2024 $38.9M at 31.7% margin               4  4      QHW PDUJLQ     QHW PDUJLQ USD LC Revenue Growth 3% 3% Net Service Revenue Growth 0% 0% AEBITDA Growth 4% 4% Investment Management Pass - through performance fees Revenues AEBITDA

8 Colliers (US $ millions) Capitalization & Capital Allocation • Leverage ratio of 2.2x • More than $1.0 billion of available liquidity under revolving credit facility due 2029 • Anticipating capital expenditures of $100 - $115 million in 2025 Cash $ 186.3 $ 176.3 $ 165.3 Total Debt 1,666.8 1,508.5 1,350.4 Net Debt $ 1,480.5 $ 1,332.2 $ 1,185.1 Redeemable non-controlling interests 1,156.7 1,152.6 1,060.2 Shareholders' equity 1,341.5 1325.6 1164.1 Total capitalization $ 3,978.7 $ 3,810.4 $ 3,409.4 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.2x 2.0x 2.0x Capital Expenditures $ 14.7 $ 16.9 Acquisition Spend (2) $ 19.5 $ 5.9 Three months ended March 31, 2025 March 31, 2024 March 31, 2025 December 31, 2024 March 31, 2024 (1) Net debt for financial leverage ratio excludes restricted cash and warehouse credit facilities, in accordance with debt a gre ements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies

Colliers 9 2025 Outlook Remains Unchanged (1) Based on key assumptions that ( i ) global trade uncertainty will lessen in the second half of the year, and (ii) interest rate volatility will not increase fo r t he balance of the year The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include future acquisitions. Real Estate Services Engineering Investment Management Consolidated Mid single - digit revenue growth with modest increase in AEBITDA margin Approximately 30% revenue growth including completed acquisitions, with increase in AEBITDA margin Mid - single digit revenue growth given launch of new fundraising cycle, with potential for acceleration later in year Flat to modest decrease in AEBITDA margin as result of continued investment in fundraising, new products and operational integration High single digit to low - teens percentage revenue growth Low - teens AEBITDA growth Low - teens AEPS growth 1

Appendix Colliers 10

Colliers 11 (US$ thousands) Net earnings $ 8,918 $ 14,136 Income tax 4,712 9,970 Other income, including equity earnings from non-consolidated investments (4,574) (651) Interest expense, net 22,548 19,872 Operating earnings 31,604 43,327 Depreciation and amortization 63,402 50,508 Gains attributable to MSRs (4,039) (1,315) Equity earnings from non-consolidated investments 3,734 436 Acquisition-related items 9,381 1,940 Restructuring costs 5,310 7,111 Stock-based compensation expense 6,652 6,688 Adjusted EBITDA $ 116,044 $ 108,695 Three months ended March 31, 2025 March 31, 2024 Reconciliation of GAAP earnings to adjusted EBITDA

Colliers 12 (US$ thousands) Net earnings $ 8,918 $ 14,136 Non-controlling interest share of earnings (5,729) (8,921) Amortization of intangible assets 44,755 35,086 Gains attributable to MSRs (4,039) (1,315) Acquisition-related items 9,381 1,940 Restructuring costs 5,310 7,111 Stock-based compensation expense 6,652 6,688 Income tax on adjustments (13,482) (11,127) Non-controlling interest on adjustments (7,626) (6,130) Adjusted net earnings $ 44,140 $ 37,468 (US$) Diluted net earnings (loss) per common share $ (0.08) $ 0.26 Non-controlling interest redemption increment 0.15 (0.15) Amortization expense, net of tax 0.56 0.47 Gains attributable to MSRs, net of tax (0.05) (0.01) Acquisition-related items 0.11 (0.02) Restructuring costs, net of tax 0.08 0.11 Stock-based compensation expense, net of tax 0.10 0.11 Adjusted EPS $ 0.87 $ 0.77 Diluted weighted average shares for Adjusted EPS (thousands) 50,978 48,845 Three months ended March 31, 2025 March 31, 2024 Three months ended March 31, 2025 March 31, 2024 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

Colliers 13 Reconciliation of net cash flow from operations to free cash flow (US$ thousands) Net cash used in operating activities $ (84,476) $ (137,615) Contingent acquisition consideration paid 2,268 2,738 Purchase of fixed assets (14,654) (16,873) Cash collections on AR Facility deferred purchase price 48,421 33,918 Distributions paid to non-controlling interests (8,458) (10,306) Free cash flow $ (56,899) $ (128,138) Three months ended March 31, 2025 March 31, 2024

Colliers 14 Reconciliation of revenues to net service revenues (US$ thousands) Three months ended March 31, 2025 Revenues $ 636,972 $ 377,874 $ 126,202 $ 122 $ 1,141,170 Subconsultant and other direct costs (48,739) (91,702) - - (140,441) Historical pass-through performance fees - - (7,045) - (7,045) Net service revenue $ 588,233 $ 286,172 $ 119,157 $ 122 $ 993,684 Three months ended March 31, 2024 Revenues $ 641,275 $ 238,061 $ 122,521 $ 123 $ 1,001,980 Subconsultant and other direct costs (48,818) (59,433) - - (108,251) Historical pass-through performance fees - - (3,000) - (3,000) Net service revenue $ 592,457 $ 178,628 $ 119,521 $ 123 $ 890,729 Real Estate Services Investment Management Engineering Corporate Consolidated

Local currency revenue and adjusted EBITDA growth rate and internal revenue growth rate measures Percentage revenue and adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring for this revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 15 Other Non - GAAP Measures